Exhibit 99.1

Aeterna Zentaris Reports Fourth Quarter and Full Year 2022 Financial Results

– Company ended the year with $50.6 million in cash, expected to fund operations through 2024 and into 2025

– Executing strategy to streamline advancement of development programs, build upon growing body of data across pipeline, and progress towards go/no-go decision milestones

– Ongoing efforts to accelerate recruitment for our DETECT trial and establish partnering rights to Macrilen™ in the U.S. and Canada

TORONTO, ONTARIO, March 23, 2023 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today reported its financial and operating results for the year ended December 31, 2022.

“Over the course of 2022 we made important pipeline progress and timely decisions through our pre-established go/no-go milestones related to the advancement of our development programs. Through this disciplined process, we have further prioritized our pipeline which enables us to focus our resources accordingly. Our active development programs continue to progress and we remain focused on driving enrollment in our ongoing DETECT trial and aim to continue exploring all strategic options for our Macrilen™ asset,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna.

Summary of Fourth Quarter and Full Year 2022 Financial Results

All amounts are in U.S. dollars

Cash and cash equivalents

The Company had $50.6 million in cash and cash equivalents at December 31, 2022.

Results of operations for the three-month period ended December 31, 2022

For the three-month period ended December 31, 2022, we reported a consolidated net loss of $12.5 million, or $2.56 loss per common share (basic and diluted), as compared with a consolidated net loss of $2.9 million, or $0.63 loss per common share (basic and diluted) for the three-month period ended December 31, 2021. The $9.6 million increase in net loss is primarily from a $2.5 million increase in total research and development expenses, a $8.3 million charge for the impairment of goodwill (non-cash), intangible assets and other assets, a $0.4 million decrease in net finance income, offset by a $1.5 million increase in revenues and a $0.1 million decrease in cost of sales and selling, office and general administration expenses.

Revenues

●	Our total revenue for the three-month period ended December 31, 2022 was $2.5 million as compared to $1.0 million for the same period in 2021, representing an increase of $1.5 million, primarily due to $0.5 million increase in License fees and $1.0 million increase in Development services relating to our DETECT trial.

Operating Expenses

●	Our total operating expenses for the three-month period ended December 31, 2022 was $14.8 million as compared with $4.1 million for the same period in 2021, representing an increase of $10.7 million. This increase arises primarily from a $2.5 million increase in research and development expenses, a $8.3 million charge for the impairment of goodwill (non-cash), intangible assets and other assets, offset by a $0.1 million reduction in cost of sales and selling, general and administrative expenses.

Net Finance Income

●	For the three-month period ended December 31, 2022, our net finance cost was $0.1 million as compared to $0.2 million net finance income for the three-month period ended December 31, 2021.

Results of operations for the year ended December 31, 2022

For the twelve-month period ended December 31, 2022, we reported a consolidated net loss of $22.7 million, or $4.68 loss per common share (basic and diluted), as compared with a consolidated net loss of $8.4 million, or $1.82 loss per common share (basic and diluted), for the year ended December 31, 2021. The $14.3 million increase in net loss is primarily from a $15.3 million increase in operating expenses offset by an increase of $0.3 million in total revenues and a $0.7 million increase in net finance income.

Revenues

●	Our total revenue for the twelve-month period ended December 31, 2022 was $5.6 million as compared to $5.3 million for the same period in 2021, representing an increase of $0.3 million, primarily due to $0.3 million increase in development services relating to our DETECT trial.

Operating Expenses

●	Our total operating expenses for the twelve-month period ended December 31, 2022 was $29.2 million as compared with $13.9 million for the same period in 2021, representing an increase of $15.3 million. This increase arises primarily from a $5.9 million increase in research and development expenses, a $8.3 million charge for the impairment of goodwill (non-cash), intangible assets and other assets, a $0.9 million increase in selling general and administration expenses and a $0.1 million increase in cost of sales.

Net Finance Income

●	Our net finance income for the twelve-month period ended December 31, 2022, was $0.9 million as compared with $0.2 million for the same period in 2021, representing a increase of $0.7 million. This is primarily due to a $0.7 increase in gains due to foreign currency exchange rates.

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fourth quarter and full year 2022, as well as the Company’s consolidated financial statements as of December 31, 2022, will be available on the Company’s website (www.zentaris.com) in the Investors section or at the Company’s profile at www.sedar.com and www.sec.gov.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™; Ghryvelin®), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease).

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “aiming”, “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainty and assumptions, known and unknown, many of which are beyond our control.

Forward-looking statements in this press release include, but are not limited to, those relating to Aeterna’s expectations regarding: its preclinical and clinical studies, its ability to secure regulatory approvals for Macrilen™, its efforts to obtain a development and commercialization partner for Macrilen™ in the U.S. and Canada and the ability to meet its currently anticipated cash needs into 2025.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our reliance on the success of the DETECT clinical trial in the European Union and U.S. for Macrilen™ (macimorelin) in CGHD; results from our ongoing or planned pre-clinical studies and our DETECT clinical trial under development may not be successful or may not support advancing the product further in pre-clinical studies, to human clinical trials or regulatory approval; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product; the global instability due to the global pandemic of COVID-19 and the war in the Ukraine, and their unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com